Exhibit to Accompany Item 77j
Form N-SAR

KEELEY Small Cap Value Fund (the "Fund")


According to the provisions of Statement of Position 93-2 (SOP 93-2) "Determination,
Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital
Distributions by Investment Companies," the
Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at March 31, 2003, reclassifications were recorded to decrease capital stock by $513,979, accumulated net realized loss on investments by $262,285 and accumulated net investment loss by $251,694.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.